3/14/13

14046966

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 13630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Life Financial Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis (City) MN (State) 55416-1297 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Angela Forsman 763-765-6430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center, 90 South 7th Street, Minneapolis MN 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/24/14

OATH OR AFFIRMATION

I, Angela Forsman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Life Financial Services, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE L.E. ALLEN
Notary Public
Minnesota
My Commission Expires Jan. 31, 2017

Signature

VP & Chief Financial Officer
Title

Nicole L. Allen
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Financial Statements with Supplementary Schedule and
Report of Independent Registered Public Accounting Firm on Internal Control

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Governors and Member
Allianz Life Financial Services, LLC:

We have audited the accompanying financial statements of Allianz Life Financial Services, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income and comprehensive loss, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allianz Life Financial Services, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplementary Schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Supplementary Schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Supplementary Schedule is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
February 25, 2014

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	472,113
Investment in U.S. Treasury notes, at fair value (amortized cost: $40,116,834)		40,416,029
Prepaid expenses		128,044
Accrued interest receivable		245,934
Net receivable from affiliates		23,193,000
Total assets	$	64,455,120

Liabilities and Member's Equity

Liabilities:		
Payable to broker-dealers	$	26,966,331
State taxes and fees payable		12,590
Accrued expenses		7,055
Total liabilities		26,985,976
Member's equity		37,469,144
Total liabilities and member's equity	$	64,455,120

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Income and Comprehensive Loss

Year ended December 31, 2013

Revenues:		
Commissions earned	$	285,486,720
12b-1 fees earned		49,812,880
Marketing stipend		15,005,229
Investment income		416,453
Total revenues		350,721,282
Expenses:		
Commissions		285,486,720
Salaries and employee benefit charges		29,001,543
Marketing		16,024,934
Information technology charges		3,186,896
Travel and entertainment		2,418,809
Advertising and public relations		631,490
Meetings and seminars		620,947
Occupancy charges		543,487
Legal expenses		510,208
Outside administrative fees		492,743
Taxes, licenses, and fees		455,531
Postage and telephone		362,573
General and administrative charges		326,152
Other expenses		242,698
Printing and office supplies		59,944
Total expenses		340,364,675
Income from operations		10,356,607
Reimbursement of excess of revenues over expenses to affiliates		(10,356,607)
Net income (loss)		—
Net unrealized appreciation (depreciation) of investments during year		(982,523)
Net comprehensive loss	$	(982,523)

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Member's Equity

Year ended December 31, 2013

Balance at December 31, 2012	$	33,451,667
Capital contribution		5,000,000
Net comprehensive loss		(982,523)
Balance at December 31, 2013	$	37,469,144

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income (loss)	$	—
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Amortization of U.S. Treasury notes		308,743
Decrease in accrued interest receivable		24,644
Increase in prepaid expenses		(2,208)
Increase in net receivable from affiliates		(2,795,448)
Increase in accrued expenses and state taxes and fees payable		938
Increase in payable to broker-dealers		3,224,642
Net cash provided by operating activities		761,311
Cash flows from investing activities:		
Proceeds from sale of U.S. Treasury note		8,306,380
Purchase of U.S. Treasury notes		(14,074,828)
Net cash used in investing activities		(5,768,448)
Cash flows from financing activities:		
Capital contribution from parent company		5,000,000
Net cash provided by financing activity		5,000,000
Net decrease in cash and cash equivalents		(7,137)
Cash and cash equivalents, beginning of year		479,250
Cash and cash equivalents, end of year	$	472,113

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Description of the Company

Allianz Life Financial Services, LLC (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly owned subsidiary of Allianz Societas Europaea (Allianz SE), a European company incorporated in Germany. The Company is a registered broker-dealer in securities organized under the laws of Minnesota as a limited liability company. The Company is the distributor of variable annuity products for Allianz Life and Allianz Life Insurance Company of New York (Allianz of New York), a wholly owned subsidiary of Allianz Life. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz Life.

The Company does not carry or hold securities for customer accounts.

(b) Significant Accounting Policies

Revenues

Commission revenue from sales of variable products is recorded monthly as the related premium is recorded by Allianz Life. Commission expense is recognized in the same manner as the related income is earned.

12b-1 fee revenue is recorded monthly based on a percentage of Allianz Life and Allianz of New York assets under management by certain fund companies. Distribution expenses are allocated from Allianz Life and recognized in the month the related income is earned.

Marketing stipend revenue from sales of variable products is recorded monthly based on the assets under management and sales of products sold by certain broker-dealers. Related marketing expense is recognized in the month the income is earned. The Company has agreements set up with retail broker-dealers to facilitate distribution of the variable product line. These agreements generally contain fees paid by the Company to the retail broker-dealers as a marketing allowance that is to be used for promotional costs (marketing brochures, Web site presence, etc.).

Investments

The Company classifies its fixed-maturity securities as "available-for-sale." Accordingly, the investments in these securities are valued at fair value as determined by published quotations. Net unrealized appreciation or depreciation in fair value is included as comprehensive income or loss on the Statement of Income and Comprehensive Loss. Realized gains or losses are computed based on the average-cost basis of all lots owned of each security and are included in investment income on the Statement of Income and Comprehensive Loss.

(Continued)

Prepaid Expenses

Deposits paid to the Financial Industry Regulatory Authority (FINRA) for advertising and representative fees are recorded as a prepaid asset and expensed as incurred. At December 31, 2013, $128,044 has been recognized as a prepaid expense on the Statement of Financial Condition.

Cash and Cash Equivalents

Cash and cash equivalents represents amounts held in depository institutions and investment in short term money-market funds.

Income Taxes

The Company is a single-member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the AZOA federal income tax return. If the Company were to file a federal income tax return on a "stand-alone basis," the Company would incur tax expense of $210,464.

The Company incurred $12,590 of taxes and fees that are included in taxes, licenses, and fees on the Statement of Income and Comprehensive Loss. The Company is required by the State of California to pay an $800 annual tax for doing business in the state and paid a fee of $11,790 based on annual income apportioned to California.

The Company had no unrecognized tax benefits as of January 1, 2013 or any unrecognized tax benefits as of December 31, 2013. The Company does not expect any significant changes related to unrecognized tax benefits during the next 12 months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2013, the Company had not recognized any interest and penalties.

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

(2) Fair Value Measurements

U.S. Treasury notes are carried at fair value on a recurring basis in the Company's financial statements.

The Fair Value Measurements and Disclosures topic of the Codification establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active;

(c) Inputs other than quoted prices that are observable; and

(d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company has analyzed the valuation techniques and related inputs, evaluated its assets and liabilities reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each valuation was classified into Level 1, 2, or 3.

The following table presents the assets measured at fair value on a recurring basis and their corresponding fair value hierarchy at December 31, 2013:

	Total	Level 1	Level 2	Level 3
Assets accounted for at fair value:				
Investment in U.S. Treasury notes	$ 40,416,029	40,416,029	—	—
Total assets accounted for at fair value	$ 40,416,029	40,416,029	—	—

The following is a discussion of the methodologies used to determine fair values for the financial instruments listed in the above table. These fair values represent an exit price (i.e., what a buyer in the market place would pay for a security in a current sale or charge to transfer a liability).

(a) Valuation of U.S. Treasury Notes

The fair value of U.S. Treasury notes is based on quoted market prices for identical securities. Management is responsible for establishing and maintaining an adequate internal control structure to prevent or detect material misstatements related to fair value measurements and disclosures. Management has reviewed the pricing sources and noted that all are actively traded in quoted markets and are appropriately classified as Level 1.

(b) Transfers

The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during this review may cause reclassification of fair value hierarchy levels of financial assets and liabilities. These reclassifications are reported as transfers into/out of the various levels in the beginning of the period in which the change occurs. The Company has no Level 3 financial assets or liabilities. In addition, there were no transfers into/out of Levels 1 and 2.

(c) Nonrecurring Fair Value Measurements

Occasionally, certain assets and liabilities are measured at fair value on a nonrecurring basis (e.g., impaired assets). At December 31, 2013, there were no assets or liabilities reported at fair value on a nonrecurring basis.

(3) Investments

At December 31, 2013, the amortized cost, gross unrealized gains, gross unrealized losses, and fair values of available-for-sale securities are as shown in the following table:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment in U.S. Treasury notes:				
U.S. government	$ 40,116,834	530,491	231,296	40,416,029
Total	$ 40,116,834	530,491	231,296	40,416,029

No securities have been in an unrealized loss position for more than twelve months.

The amortized cost and fair value of available-for-sale fixed-maturity securities at December 31, 2013, by contractual maturity, are shown below:

		Amortized cost	Fair value
Investment in U.S. Treasury notes:			
Due in one year or less	$	8,523,071	8,528,220
Due after one year through five years		23,994,908	23,766,280
Due after five years through ten years		7,598,855	8,121,529
Due after ten years		—	—
Total investment in U.S. Treasury notes	$	40,116,834	40,416,029

For the year ended December 31, 2013, proceeds and realized gains from sales of U.S. Treasury notes are presented in the table below:

U.S. Treasury notes:		
Proceeds from sales	$	8,306,380
Realized gain on sales		4,128

(4) Transactions with Related Parties

For the year ended December 31, 2013, the Company earned commission revenues of $285,486,720 from Allianz Life and Allianz of New York.

For the year ended December 31, 2013, the Company earned administrative fees of $50,000 from Allianz Life Advisers, LLC, a wholly owned subsidiary of Allianz Life. The amount is included in the 12b-1 fees earned on the Statement of Income and Comprehensive Loss. The Company has receivables of $12,500 related to this agreement.

The Company has no employees. Management agreements entered into by and between the Company and Allianz Life and Allianz of New York exist, whereby all expenses, except for commissions and certain marketing expenses, incurred by Allianz Life and Allianz of New York on behalf of the Company are allocated to the Company, including salaries, employee benefits, operating costs, and administrative services incurred by Allianz Life and Allianz of New York on behalf of the Company. During 2013, $39,872,724 was allocated to the Company using an allocation method developed by management of Allianz Life and Allianz of New York. The balance due to Allianz Life and Allianz of New York was $3,785,831 in Receivable from affiliates on the Statement of Financial Condition as of December 31, 2013.

Under these same agreements with the Company, Allianz Life and Allianz of New York have also agreed to reimburse the Company for the excess of expenses over revenues, exclusive of unrealized investment gains or losses. A management fee for services rendered by Allianz Life and Allianz of New York may be charged as an additional expense in the event that revenues exceed the other expenses. For the year ended December 31, 2013, total revenues exceeded expenses. The total reimbursement to Allianz Life and Allianz of New York from the Company was $10,356,607 under this agreement.

Commissions due to broker-dealers are paid by Allianz Life and Allianz of New York on behalf of the Company. At December 31, 2013, the Company had a payable due to broker-dealers of $26,966,331 with corresponding receivables of $25,819,531 and $1,146,800 from Allianz Life and Allianz of New York, respectively, for commission revenue, as discussed in note 1.

The Company maintains a selling agreement with Questar Capital Corporation, a wholly owned subsidiary of Allianz Life. For the year ended December 31, 2013, the agreement resulted in $2,329,985 in commission revenue for the Company, which is 0.82% of total commissions earned by the Company.

In March 2013, Allianz Life adopted a board resolution agreeing to make a capital contribution in the form of a cash payment of $5,000,000 to the Company. The capital contribution was made to the Company to satisfy the net capital requirements as required by the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1).

(5) Net Capital Requirement

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $1,799,065 as of December 31, 2013. At December 31, 2013, the Company had net capital of $12,945,940, which was $11,146,875 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.08:1 at December 31, 2013.

(6) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)1(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(7) Commitments and Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or results of the Company.

(8) Subsequent Events

Subsequent events have been evaluated through February 25, 2014, which is the date the financial statements were available to be issued.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Member's equity	$	37,469,144
Deduct – nonallowable assets:		
Receivable from affiliates		23,193,000
Accrued interest receivable		245,934
Prepaid expenses		128,044
Net capital before haircuts on securities positions		13,902,166
Haircuts on U.S. Treasury notes and cash equivalents		956,226
Net capital		12,945,940
Minimum capital required to be maintained (greater of 6 2/3% of aggregate indebtedness or $5,000)		1,799,065
Net capital in excess of requirement	$	11,146,875
Aggregate indebtedness	$	26,985,976
Ratio of aggregate indebtedness to net capital		2.08 : 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the unaudited Part II of Form X-17A-5 filed on January 27, 2014, and the above audited computation.

See accompanying report of independent registered public accounting firm.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Governors and Member
Allianz Life Financial Services, LLC:

In planning and performing our audit of the financial statements of Allianz Life Financial Services, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Minneapolis, Minnesota
February 25, 2014